FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Launches PowerLog Frac

Game-changing software drives faster, better models for hydraulic fracturing projects

Paris, France – October 29, 2014

CGG announced the release of PowerLog® Frac, a new tool to petrophysically analyze well log data and directly feed results into fracture simulation software. Completions engineers use the resulting models to design better hydraulic fracturing projects and improve well performance.

PowerLog Frac is new and intuitive petrophysics-based software which generates formatted rock and fluid properties to allow engineers to run multiple frac scenarios with increased accuracy in hours instead of days by eliminating manual calculations and spreadsheets.

Frac design and analysis are currently applied in only a very small percentage of hydraulic fracturing projects due to the time needed to acquire input data for the models. Fracture simulation can now be implemented as part of a standard completion process.

PowerLog Frac was created by CGG GeoSoftware in collaboration with Baker Hughes Incorporated as part of a joint software development agreement. The new software increases industry access to Baker Hughes frac design expertise. Baker Hughes will use PowerLog Frac in its pressure pumping operations to generate scenarios immediately and directly drive its fracture simulation design software.

Sophie Zurquiyah, Senior Executive Vice President of CGG’s Geology, Geophysics & Reservoir Division (GGR), said: “We are pleased to set the standard for petrophysical software that enables better frac results. With PowerLog Frac, oil companies and service partners can now combine information and quickly achieve consensus on an effective well completion program. Better decisions drive more effective and profitable drilling programs, and speed is critical particularly when multiple partners are involved in developing a field.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 29th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO